UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

ADVANTAGE CAPITAL DEVELOPMENT CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007559 10 7

(CUSIP Number)

3450 PARK CENTRAL BLVD.
N. POMPANO BEACH, FLORIDA   33064
(954)971-7907

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Gregg E. Jaclin, Esq. Anslow & Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 7, 2005

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Knightsbridge Capital, LLC*

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	SC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	1,235,808 shares*

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	1,235,808 shares*

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,235,808 shares*

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	7.88% as of the filing date and Date of Event

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Common Stock

Advantage Capital Development Corp.
3450 Park Central Blvd.
N. Pompano Beach, Florida 33064

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Knightsbridge Capital, LLC

(b)	Residence or business address:	2999 NE 19 Street, Penthouse Two Aventura, FL 33180

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	None

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other disposition of the case;	None

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	None

(f)	Citizenship.	Florida

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Company, Knightsbridge Capital, LLC acquired 387,865 shares of the Issuer for services rendered pursuant to a services contract and an additional 847,943 shares of the Issuer as a commitment fee.

ITEM 4.      PURPOSE OF TRANSACTION.

The acquisition by the Reporting Company was based on the transaction described in Item 3. above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Knightsbridge Capital's securities interest in the Issuer represents 7.88% of the total issued and outstanding common shares of the Issuer as of the event date.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

* Alyce Schreiber is the control person for both Knightsbridge Capital, LLC and Advantage Fund, LLC. Advantage Fund, LLC owns an additional 700,000 shares of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2005

Date

/s/  Alyce Schreiber

Signature

Alyce Schreiber
President, Knightsbridge Capital

Name and Title